File No. 812-______

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an
exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under
Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1)
and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from
Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Arrow Investment Advisers, LLC
Arrow Investments Trust

Please send all communications to:
Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006

As filed with the Securities and Exchange Commission on August 5, 2011

TABLE OF CONTENTS

Page

I.	Actively-Managed Exchange Traded Funds				3

	A.	Applicants and Other Entities			3

		1.	The Trust		3

		2.	The Advisor		3

		3.	The Distributor		4

	B.	The Funds			4

		1.	The Initial Fund and its Investment Objective		4

		2.	All Funds and their Investment Objectives		5

		3.	Benefits of Requested Relief to Investors		6

	C.	Capital Structure and Voting Rights; Book Entry			7

	D.	Exchange Listing			7

	E.	Purchases and Redemptions of Shares and Creation Units			8

		1.	Placement of Orders to Purchase Creation Units		8

			a.	General	8

			b.	NSCC Process, DTC Process and Process for the Funds	9

			c.	Transaction Fees	11

			d.	Timing and Transmission of Purchase Orders	11

		2.	Payment for Creation Units		12

			a.	General	12

			b.	Global Funds	13

		3.	Rejection of Creation Unit Purchase Orders		14

		4.	Redemption		14

		5.	Pricing of Shares		16

	F.	Shareholder Transaction and Operational Fees and Expenses			16

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TABLE OF CONTENTS
(continued)
Page

	G.	Dividend Reinvestment Service	16

	H.	Availability of Information	17

	I.	Sales and Marketing Materials; Prospectus Disclosure	18

	J.	Third Party Broker Dealer Issues	18

II.	Feeder Funds		19

	A.	In-Kind Transactions in a Master-Feeder Structure	19

	B.	No Senior Securities	19

III.	Funds of Funds		20

	A.	Amended 12(d)(1) Relief to Cover Funds	20

	B.	Amended 12(d)(1) Relief for Master-Feeder Structure	20

IV.	Request for Exemptive Relief and Legal Analysis		22

	A.	Sections 2(a)(32) and 5(a)(1) of the Act	23

	B.	Section 22(d) of the Act and Rule 22c-1 under the Act	24

	C.	Section 22(e) of the Act	25

	D.	Sections 17(a)(1) and 17(a)(2)	27

	E.	Sections 12(d)(1)(A) and 12(d)(1)(B)	31

	F.	Discussion of Precedent	33

V.	Conditions		33

VI.	Procedural Matters		37

- ii -

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

x

In the Matter of: Arrow Investment Advisers, LLC Arrow Investments Trust File No. 812-_____

Application for an Order under Section 6(c) of the
Investment Company Act of 1940 (the “Act”) for
an exemption from Sections 2(a)(32), 5(a)(1),
22(d) and 22(e) of the Act and Rule 22c-1 under
the Act, under Sections 6(c) and 17(b) of the Act
for an exemption from Sections 17(a)(1) and
17(a)(2) of the Act and under Section 12(d)(1)(J)
of the Act for an exemption from Sections
12(d)(1)(A) and 12(d)(1)(B) of the Act

x

SUMMARY OF APPLICATION

In this application (“Application”), Arrow Investment Advisers, LLC (“Arrow”) and Arrow Investments Trust (the “Trust” and, collectively with Arrow, “Applicants”) request an order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

First, Applicants are seeking an order under Sections 6(c) and 17(b) for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the Act and Rule 22c-l under the Act (“ETF Relief”) to permit the Trust to create and operate an actively-managed investment series of the Trust (the “Initial Fund,” and together with Future Funds (defined below), the “Funds”) that offers exchange-traded shares (“Shares”).  Each Fund will operate as an exchange-traded fund (“ETF”).  Shares of each Fund will be purchased from the Trust only in large aggregations of a specified number referred to as “Creation Units.” Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (the “Stock Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.  Applicants request that the ETF Relief apply to any future series of the Trust or of other open-end management companies or series thereof that utilize active management investment strategies (“Future Funds”). Any Future Fund will (a) be advised by Arrow or an entity controlling, controlled by, or under common control with Arrow (each, an “Advisor”), and (b) comply with the terms and conditions of the ETF Relief as set forth in the Application.

Second, Applicants are seeking an order under Section 12(d)(1)(J) to permit the Funds to operate as feeder funds in a master-feeder structure.  To the extent that Funds operating as feeder funds could rely on Section 12(d)(1)(E) of the Act, exemptive relief would not be necessary for the structure.  However, Funds may not be able to rely on Section 12(d)(1)(E) should they transact in Creation Units in kind.  Therefore, Applicants are also seeking an order for an exemption from Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act to permit the Funds to operate as feeder funds in a master-feeder structure (“Feeder Funds”).  The relief requested would permit Feeder Funds to purchase the securities of another registered investment company advised by the Advisor and having substantially the same investment objectives as the Feeder Fund (“Master Fund”) in excess of the limits in Section 12(d)(1)(A) (“Feeder Relief”).  The Feeder Relief would also provide relief from Section 12(d)(1)(B) for the Master Funds, and any principal underwriter for the Master Funds, to sell shares of the Master Funds to the Feeder Funds. The Feeder Relief would also provide relief from Sections 17(a)(1) and (2) to permit a Feeder Fund that is an affiliated person of a Master Fund to sell portfolio securities to the Master Fund in exchange for shares of the Master Fund and to redeem Master Fund shares for portfolio securities, both in connection with “in kind” creations and redemptions of Shares (as discussed below).  Applicants request that the Feeder Relief apply to any registered investment company or unit investment trust  that is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Funds and to any principal underwriter selling shares of a Master Fund to a Feeder Fund.1

Third, Applicants are seeking an order under Section 12(d)(1)(J) to amend their Prior Order.2  Specifically, Applicants are seeking an order to amend the 12(d)(1) Relief (as defined in the Prior Application) in their Prior Order.

●
First, Applicants seek to amend such 12(d)(1) Relief to allow the Funds (as defined herein), any other series of the Trust and any other investment company or series thereof, that is advised by the Advisor and in the same group of investment companies as the Funds, as well as Brokers selling shares of such companies to Acquiring Funds, to sell such companies’ shares in excess of the limits of Section 12(d)(1)(B), and to permit Acquiring Funds to purchase such companies’ shares in excess of the limits of Section 12(d)(1)(A);3 and

●	To allow Funds that operate in a master-feeder structure to comply with the conditions of the 12(d)(1) Relief.

The amended relief requested from Section 12(d)(1) is referred to herein as the “Amended 12(d)(1) Relief.”

The Initial Fund is expected to invest, and certain Future Funds may invest in other open-end and/or closed-end investment companies and/or ETFs in excess of the limits in Section

1 For example, the Feeder Relief would apply to the Index Funds (as defined below).

2 Arrow Investment Advisers, LLC and Arrow Funds Trust, Investment Company Act Release Nos. 28852 (Aug. 25, 2009) (notice) and 28910 (Sept. 22, 2009) (order) (the “Prior Order,” and the application for the Prior Order, the “Prior Application”).

3 All capitalized terms not defined herein are defined in the Prior Application.

12(d)(1)(A) (each such Fund, an “FOF ETF”).4 For purposes of complying with Section 12(d) of the Act, each FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3. In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained relief from Section 12(d)(1).5

All entities that currently intend to rely on the order are named as Applicants. Any entity that relies on the order in the future will comply with the terms and conditions of the Application.6

The Securities and Exchange Commission (“Commission”) has issued orders on exemptive applications that involve actively-managed ETFs seeking relief substantially identical to the relief that Applicants are requesting.7

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

I.	Actively-Managed Exchange Traded Funds.

A.	Applicants and Other Entities.

1.           The Trust. The Trust is a statutory trust organized under the laws of the State of Delaware, and will be registered with the Commission as an open-end management investment company. The Trust will be overseen by a board of trustees (the “Board”) which will maintain the composition requirements of Section 10 of the Act.8 Each Fund will adopt fundamental policies consistent with the Act and be classified as “diversified” or “non-diversified” under the Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

2.           The Advisor. Arrow will be the investment adviser to the Initial Fund. Arrow is a Delaware limited liability company, with its principal office in Olney, Maryland. Each Advisor is or will be registered as an “investment adviser” under Section 203 of the

4 To the extent a Master Fund were to invest in other investment companies or in companies that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits in Section 12(d)(1)(A), its Feeder Fund would be treated as an FOF ETF.

5 In no case will a Fund that is an FOF ETF rely on the Amended 12(d)(1) Relief.

6 Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

7 See e.g., In the Matter of Eaton Vance Management, et al., Investment Company Act Release Nos. 29620 (Mar. 30, 2011) (order) and 29591 (Mar. 1, 2011) (notice) (“Eaton Vance Order”) and SSgA Funds Management, Inc., et al., Investment Company Act Release Nos. 29524 (Dec. 13, 2010) (order) and 29499 (Nov. 17, 2010) (notice) (“SSgA Order”) (relief for ETFs operating as feeder funds in master-feeder structure, including relief from Sections 12(d)(1)(A) and (B) for such funds).

8 The term “Board” includes any board of directors or trustees of a Future Fund, if different.

Investment Advisers Act of 1940 (the “Advisers Act”), and subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Advisor will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. The Advisor may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a “Subadvisor”). Any Subadvisor will be registered under the Advisers Act.

3.           The Distributor. A registered broker-dealer under the Securities Exchange Act of 1934 (“Exchange Act”), which may be an affiliate of the Advisor, will act as the distributor and principal underwriter of the Funds (“Distributor”). The Distributor will distribute Shares on an agency basis. The Distributor will comply with the terms and conditions of the ETF Relief and the Amended 12(d)(1) Relief.

No Distributor, Advisor, Subadvisor, Trust, or Fund is, or will be, affiliated with any Stock Exchange.

B.	The Funds.

1.           The Initial Fund and its Investment Objective.

The Initial Fund is as follows:

The Arrow Global Tactical ETF will seek to achieve long-term capital appreciation with capital preservation as a secondary objective. The Initial Fund will seek to achieve its investment objective by investing in equity and fixed income securities and alternative asset classes.  The Advisor and Subadvisor will utilize a quantitative approach in seeking to achieve the fund’s investment objective.  The Initial Fund will seek to produce the stated returns with reduced volatility and manageable risk.

In general, the Initial Fund will invest in equity securities, including ETFs, in order to seek to achieve the capital appreciation component of its investment objective. The Initial Fund will invest in fixed income securities, generally, to seek to achieve the capital preservation component of its investment objective.  The Initial Fund will invest in securities that provide exposure to alternative asset classes, such as commodities and real estate, because such asset classes are historically non-correlated with equity and fixed income investments and are intended to make the portfolio less reliant on fixed income investments for reducing volatility and less reliant on equity investments for increasing returns.

The equity securities the Initial Fund will invest in will include common stock, ETFs and other exchange-traded products (“ETPs”) that are not registered under the Act but are registered under the Securities Act, though no relief is requested herein to permit such investments.9  The Initial Fund will invest in ETFs in specific market segments when quantitative models indicate a

9 Each ETP will trade on a Stock Exchange and will calculate its net asset value per share each day, typically at the close of trading on the Stock Exchange.

high probability that such ETFs or market segments are likely to outperform the applicable universe.  The Initial Fund will reduce or liquidate its exposure to an ETF or market segment when quantitative models indicate that such ETF or market segment is likely to underperform the applicable universe.  The Fund expects to obtain exposure to alternative asset classes principally through investments in ETFs, ETPs, exchange-traded notes, master limited partnerships and real estate investment trusts.

2.           All Funds and their Investment Objectives. In addition to the instruments described above, each Fund reserves the right to invest in other instruments, all in accordance with its investment objective and the requirements of the Act and rules thereunder. Each Fund will generally consist of a portfolio of securities (including fixed income securities and/or equity securities) and/or currencies (“Portfolio Instruments”). To the extent consistent with other investment limitations, the Funds may invest all of their assets in mortgage- or asset-backed securities, including “to-be-announced transactions” or “TBA Transactions”,10 and may engage in short sales and forward commitment transactions.11 Further, Funds may invest in Depositary Receipts. Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.12 A Fund will not invest in any Depositary Receipts that the Advisor or Subadvisor, as applicable, deems to be illiquid or for which pricing information is not readily available.  No Fund will invest in options contracts, futures contracts or swap agreements. In addition, to the extent required by then-current SEC positions regarding open-end companies, and as necessary for the arbitrage process, each Fund’s Portfolio Instruments will be liquid.13  Each Fund’s investment objective will not considered to be fundamental and can be changed without a vote of its shareholders.

It is currently anticipated that the Initial Fund will not be a Feeder Fund but that Future Funds will be Feeder Funds.  Feeder Funds will not make direct investments in any securities other than the shares of their respective Master Funds.  Applicants may structure certain Funds as Feeder Funds for several reasons.  For example, such a structure could generate economies of

10 A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

11 In a forward commitment transaction, the buyer/seller enters into a contract to purchase/sell, for example, specific securities for a fixed price at a future date beyond normal settlement time.

12 Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 (“Securities Act”), on Form F-6. ADR trades occur either on a Stock Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S., entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any Subadvisor will serve as the depositary bank for any Depositary Receipts held by a Fund.

13 In the case of a Feeder Fund, the Master Fund would invest the portfolio in compliance with all of the representations in this paragraph.

scale and tax efficiencies for shareholders of all feeder funds of the Master Fund that could not otherwise be realized.14

        3.           Benefits of Requested Relief to Investors. With respect to the ETF Relief, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of depositing a Creation Deposit and creating a Creation Unit to be broken down into individual Shares. As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value per common share (“NAV”) should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that the Stock Exchange specialists (the “Specialists”) or market makers (“Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. As in the case of other active ETFs, the Funds can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; may be relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest interest received on Portfolio Instruments.

With respect to the Feeder Relief, Applicants believe that operating certain Funds as Feeder Funds may be preferable to operating them as separate funds because as separate funds they would likely have higher overhead expenses than they would have as Feeder Funds; accordingly, as Feeder Funds, they may be more cost-efficient investment options for investors.  In addition, as Feeder Funds they could benefit from economies of scale given the likelihood of larger asset amounts in their respective Master Funds.  Thus, Applicants believe permitting the operation of certain Funds as Feeder Funds may entail benefits for investors.

With respect to the Amended 12(d)(1) Relief, the Funds and funds that operate in a master-feeder structure would be permitted to rely on the Amended 12(d)(1) Relief.  Applicants believe that the Amended 12(d)(1) Relief could benefit shareholders by allowing the funds to grow through sales of shares to other registered investment companies and UITs.

14 Such other feeder funds could be traditional mutual funds, other ETFs or other pooled investment vehicles.  There would be no ability for Fund shareholders to exchange shares of Feeder Funds for shares of another feeder fund of the Master Fund.

C.           Capital Structure and Voting Rights; Book Entry.

Shareholders of a Fund will have one vote per share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

D.	Exchange Listing.

Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an Authorized Participant, as defined below, or make a market in Shares.15 Neither the Advisor nor the Distributor or any affiliated person of the Advisor, its promoter or principal underwriter will maintain a secondary market in Shares. One or more Specialists or Market Makers will be assigned to the Shares.16 As long as the Funds operate in reliance on the requested order, the Shares will be listed on a Stock Exchange.

15 The identified parties may, of course, act in these capacities if permitted to do so by a Commission rule or exemptive order, or by a no-action letter issued by the SEC staff.

16 If Shares are listed on NYSE Arca, Nasdaq or a similar electronic Stock Exchange, one or more member firms of that Stock Exchange will act as Market Maker and maintain a market for Shares trading on the Stock Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. If Shares are listed on a Stock Exchange such as the NYSE, one or more member firms will be designated to act as a Specialist and maintain a market for the Shares trading on the Stock Exchange. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

E.           Purchases and Redemptions of Shares and Creation Units.

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each “Business Day”, which is defined to include any day that the Trust is open for business as required by Section 22(e) of the Act . The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares and the price of a Share will range from $20 to $200.

The price of Shares trading on the Stock Exchange will be based on a current bid-offer market. No secondary sales will be made to registered brokers at a concession by the Distributor or by a Fund. Purchases and sales of Shares on the Stock Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

1.           Placement of Orders to Purchase Creation Units.

a.	General.

The Initial Fund and certain Future Funds will generally be purchased entirely for cash (“All-Cash Payments”) and will generally be redeemed in-kind.17 While the Initial Fund will generally be purchased under the All-Cash Payment protocol, in order for the Trust to preserve maximum efficiency and flexibility, the Trust reserves the right to accept and deliver Creation Units of the Initial Fund and any Future Fund by means of an in-kind tender of specified instruments (referred to as “Deposit Instruments” for purposes of purchases, and referred to as “Redemption Instruments” for purposes of redemptions), with any cash portion of the purchase price to be kept to a minimum, all in the manner described herein. Additionally, while the Initial Funds will generally be redeemed in-kind, with any cash portion of the redemption proceeds to be kept to a minimum, all in the manner described herein, the Trust reserves the right to deliver cash for all or a portion of any redemption order.18 The in-kind approach would minimize the

17 In determining whether a particular Fund will be selling or redeeming Creation Units on a cash or in-kind basis, the key consideration will be the benefit which would accrue to Fund investors. In many cases, particularly to the extent the Deposit Instruments are less liquid, investors may benefit by the use of all cash creations because the Advisor would execute trades rather than Market Makers. The Advisor may be able to obtain better execution in bond transactions due to the Advisor’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. With respect to redemptions, tax considerations may warrant in-kind redemptions which do not result in a taxable event for the Fund. In contrast, cash redemptions typically require selling Portfolio Instruments which may result in adverse tax consequences for the remaining Fund shareholders and which would not have occurred if the redemption had been made on an in-kind basis.

18 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A. To the extent in-kind purchases and redemptions are utilized, the Deposit Instruments and Redemption Instruments will correspond pro rata to the Fund portfolio.  There may be minor differences between a basket of Deposit Instruments or Redemption Instruments and a true pro rata slice of a Fund’s portfolio solely when (A) it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement or, (B) in the case of equity securities, need to liquidate Portfolio Instruments to meet redemptions of Creation Units and could permit each Fund to better achieve its investment objective. However, in some circumstances it may not be practicable or convenient to operate on an in-kind basis exclusively. In addition, over time, the Trust may conclude that operating on an exclusively in-kind basis for one or more Funds may present operational problems for such Funds. Therefore, the Trust may permit, in its discretion, with respect to one or more Funds, under certain circumstances, an in-kind purchaser or redeemer to substitute cash in lieu of depositing or receiving some or all of the requisite Deposit or Redemption Instruments. Substitution might be permitted, for example, in circumstances where one or more Deposit Instruments may not be available in the quantity needed to make a Creation Deposit (defined below), may not be eligible for transfer through either the NSCC Process or DTC Process (each defined below), may not be eligible for trading by an Authorized Participant (defined below) or the investor on whose behalf the Authorized Participant is acting. In the case of Funds holding non-U.S. investments (“Global Funds”), one or more Deposit Instruments may not be eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances. Brokerage commissions incurred by a Fund to acquire any Deposit Instruments not part of a Creation Deposit are expected to be immaterial, and in any event the Advisor may adjust the relevant Transaction Fee (defined below) to ensure that the Fund collects the extra expense from the purchaser.

Each Fund intends to substitute a cash-in-lieu amount to replace any Deposit Instrument or Redemption Instrument that is a TBA Transaction. The amount of substituted cash in the case of a TBA Transaction will be equivalent to the value of the TBA Transaction listed as a Deposit Instrument or Redemption Instrument.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a broker or other participant, in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

b.	NSCC Process, DTC Process and Process for the Funds.

Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below. Settlement and clearing of foreign securities presently cannot be made using either the NSCC or DTC clearing processes (the “NSCC Process” and “DTC Process”, respectively). This is true for current ETFs which hold foreign securities (see international iShares and the international Vanguard ETFs, for example).

rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots.  A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

For Global Funds, once a purchase order has been placed with the Distributor, the Distributor will inform the Advisor and the Fund’s custodian (the “Custodian”). The Custodian will then inform the appropriate subcustodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant All-Cash Payment (or the relevant Deposit Instruments or the cash value of all or a part of such instruments, in the case of a permitted “cash in lieu” amount), with any appropriate adjustments as determined by the Fund. All-Cash Payments and Deposit Instruments must be delivered to the accounts maintained at the Custodian or applicable subcustodians. If applicable, the subcustodians will confirm to the Custodian that the required cash or instruments have been delivered, and the Custodian will notify the Advisor and Distributor that the required cash or instruments have been delivered. The Distributor will then furnish the purchaser with a confirmation and the Fund’s prospectus (“Prospectus”).

The Shares will clear and settle in the same manner as the shares of other ETFs and Deposit Instruments will settle in the same manner as other relevant instruments. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Other fixed income instruments will settle in accordance with the normal rules for settlement of such instruments in the applicable market.

Equity securities will be processed either through an enhanced clearing process or through a manual clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities. This enhanced clearing process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (i.e., the DTC Process), which is available to all DTC participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to manually settle a purchase or redemption of Creation Units.

The Shares will typically settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments or cash and will instruct the movement of Shares only upon validation that such instruments have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments or cash and will generally occur on a settlement cycle of T+3 Business Days or shorter.19 Applicants do not

19  Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis.  Where this occurs, Applicants believe that Shares of each fixed income fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Instruments through the Shares’ T+3 settlement date.  As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio Instruments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable.  Therefore, to the extent that Shares of the fixed income funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments.  Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds.  The Specialists, Market Makers and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.

Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). For this reason, investors purchasing or redeeming through the DTC process may pay a higher Transaction Fee than will investors doing so through the NSCC Process.

c.	Transaction Fees.

The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Advisor to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.20 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.21 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments. From time to time and for such periods as the Advisor in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.

d.	Timing and Transmission of Purchase Orders.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date.  In the case of “custom orders,”22 the order must be received by the Distributor no later than one hour prior to the NAV Calculation Time.  On days when a Stock Exchange or the bond markets close earlier than normal, the Funds may require custom orders to be placed earlier in the day.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the All-Cash Payment or Deposit Instruments and any accompanying cash payment, NSCC or DTC, as the case may be, will instruct the Fund to

20 In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

21 Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

22 A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Cash Amount to replace any Deposit Security that may not be (a) available in sufficient quantity for delivery or (b) eligible for trading by such Authorized Participant or the investor on whose behalf it is acting.

initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders.

A Creation Unit of a Fund will not be issued until the transfer of the All-Cash Payment or the transfer of good title to the Trust of the Deposit Instruments and the payment of any cash portion of the purchase price have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Instruments and cash payment have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The Participant Agreement may contain further detail relating to such collateral procedures.

2.           Payment for Creation Units

a.	General.

Persons purchasing Creation Units from the Funds must make an All-Cash Payment or an in-kind deposit of Deposit Instruments together with an amount of cash specified by the Advisor (the “Cash Amount”), plus the applicable Transaction Fee. With respect to All-Cash Payments, and the Cash Amount for an in-kind transaction, the purchaser will make a cash payment by 12:00 p.m. ET on the Business Day following the date on which the request was accepted by the Distributor (T+1). In-kind deposits must be received by 12:00 p.m. ET on the third Business Day following the date on which the request was accepted by the Distributor (T+3). The Deposit Instruments and the Cash Amount collectively are referred to as the “Creation Deposit.” The Cash Amount is a cash payment designed to ensure that the net asset value of a Creation Deposit is identical to the net asset value of the Creation Unit it is used to purchase.23

The Advisor will disclose on its website and make available through NSCC or the Distributor on each Business Day, prior to the opening of trading on the Stock Exchange (expected to be 9:30 a.m. ET), the estimated All-Cash Payment for each Fund24 or a list of the required Deposit Instruments to be included in the Creation Deposit for each Fund, as applicable.25 That Creation Deposit will apply to all purchases of Creation Units until a new

23 If the market value of the Deposit Instruments is greater than the net asset value of a Creation Unit, then the Cash Amount will be a negative number, in which case the Cash Amount will be paid by the Fund to the purchaser, rather than vice-versa.

24 The estimated All-Cash Payment will be based on the Fund’s NAV at the close of business on the prior Business Day.

25  Pursuant to Rule 206(4)-7 under the Advisers Act, the Advisor and any Subadvisor or any other investment adviser to a Fund have or, prior to acting as investment adviser to a Fund, will have adopted written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.  The Advisor and any Subadvisor or any other investment adviser to a Fund have also adopted or will adopt policies and procedures as

Creation Deposit composition is announced. The Advisor also will make available on a daily basis information about the previous day’s Cash Amount as well as the estimated Cash Amount for the current day. The Advisor will make this information available through NSCC or the Distributor along with the information about the Deposit Instruments.  Applicants expect the same information to be provided prior to the opening of trading on any Stock Exchange that is the primary listing exchange for Shares.

Applicants reserve the right to permit a purchasing investor to substitute an amount of cash to replace any prescribed Deposit Instrument. Substitution might be permitted, for example, because one or more Deposit Instruments: (1) may be unavailable, or may not be available in the quantity needed to make a Creation Deposit; (2) may not be eligible for transfer through the NSCC Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Instrument not part of the Creation Deposit are expected to be immaterial, and in any event, the Advisor may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

Applicants do not believe that All-Cash Payments will materially affect arbitrage efficiency. This is because Applicants believe it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities and/or other instruments or cash. The important function of the arbitrageur is to bid the share price of any Fund up or down until it converges with the NAV. Applicants note that this can occur regardless of whether the arbitrageur is allowed to create in cash or with a Creation Deposit. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying Portfolio Instruments and/or financial instruments.

b.	Global Funds.

An in-kind purchase of a Creation Unit of a Global Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Advisor and the Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner on whose behalf it is acting, the relevant Deposit Instruments (or the cash value of all or a part of such instruments, in the case of a permitted cash purchase or “cash in lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. The instruments and the number of the Deposit Instruments required required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent and detect the misuse of material nonpublic information in violation of the Advisers Act, Exchange Act and the rules thereunder by such investment adviser or any person associated with such investment adviser (its “Inside Information Policy”).  In addition, like the Advisor, Subadvisors, and any other investment advisers, any Distributor has adopted or will adopt a Code of Ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the Rule.  In accordance with the Code of Ethics and Inside Information Policy of the Advisor, Subadvisors, or any other investment adviser to a Fund, personnel of those entities with knowledge about the composition of a Creation Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

for the Creation Deposit for each Fund will change as the Portfolio Instruments change and are rebalanced from time to time by the Advisor in light of the investment objective of such Fund.

3.           Rejection of Creation Unit Purchase Orders.

As noted above, the Fund and/or Distributor may reject any order to purchase Creation Units that is not submitted in proper form. A Fund may reject a purchase order transmitted to it by the Distributor, for example, if:

(1) the purchaser or group of related purchasers, upon obtaining the Creation Units, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(2) the acceptance of the Creation Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;

(3) the acceptance of the Creation Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who is banned from trading in securities;

(4) the acceptance of the Creation Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or on the rights of beneficial owners; or

(5) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Advisor, the transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

4.           Redemption.

Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated). To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. The Trust will have, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in all cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Fund. Applicants currently contemplate that Creation Units of the Initial Fund will be redeemed principally in-kind (together with a balancing cash payment). Investors purchasing or redeeming Creation Units in All-Cash Payments will be required to use the DTC Process rather than the NSCC Process.

Redemptions of Creation Units redeemed for an All-Cash Payment will occur through procedures that are analogous (in reverse) to those for purchases. All requests for redemption are subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the NSCC Process, according to the procedures set forth in the Participant Agreement. If a request for redemption is rejected by the Trust, which rejection would occur if the request does not comply with the procedures set forth in the Participant Agreement, the Trust will so notify the redeemer, which would have to re-submit the request in good order. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units outside the NSCC Process or through an All-Cash Payment may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the underlying Portfolio Instruments from the Fund to the entity placing the redemption request. Because the DTC Process involves a non-automatic line-by-line position movement of the underlying Portfolio Instruments and Shares, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Portfolio Instrument. Transmission of the Cash Amount and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Units using the DTC Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

For Global Funds, a redemption request will not be made through DTC. Creation Units of the Initial Fund and certain Future Funds will be redeemed principally in kind, except in certain circumstances. However, each Fund has the right to make redemption payments in kind, in cash, or a combination of each, provided that the value of its redemption payments equals the NAV of the Shares tendered for redemption. Each Fund may make redemptions in kind in lieu of cash by transferring one or more of its Portfolio Instruments to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted. The Advisor may adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.

To the extent a Fund utilizes in-kind redemptions, Shares in Creation Units will be redeemable on any Business Day for the Redemption Instruments.26 The Redemption Instruments received by a redeeming investor will be the same as the Deposit Instruments

26 In the case of a Feeder Fund, it will redeem shares from its Master Fund and then deliver to the redeeming shareholder the portfolio of Redemption Instruments it receives from the Master Fund.

deposited by investors purchasing Creation Units on the same day. Depending on whether the net asset value of a Creation Unit is higher or lower than the market value of the Redemption Instruments, the redeemer of a Creation Unit will either receive from or pay to the Fund, a balancing amount in cash. The redeeming investor will also usually pay to the Fund a Transaction Fee.

The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the Act and Rule 22e-2 under the Act, except as subsequently provided in the request for relief from Section 22(e) with respect to certain Global Funds.

5.           Pricing of Shares.

The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Shares, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on the Stock Exchange may be below, at or above the most recently calculated NAV of such Shares. Transactions involving the purchase or sale of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous market for Shares, together with the publication by the Stock Exchange of the current market value of the sum of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange, will be key features of the Trust particularly attractive to certain types of investors.

F.	Shareholder Transaction and Operational Fees and Expenses.

No sales charges for purchases of Shares of any Fund are expected to be imposed by any Fund or the Advisor. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares.

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Initial Fund and any Future Funds, except to the extent specifically assumed by the Advisor or some other party.

G.	Dividend Reinvestment Service.

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

H.           Availability of Information.

Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available prior to the public offering of Shares, will include a form of the Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),27 and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments and other assets held by the Fund, or in the case of a Feeder Fund, the Master Fund,28 that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge.29  The Trust will be responsible for updating the information on the website relating to the Funds, or in the case of a Feeder Fund, its Master Fund.

Investors interested in a particular Fund can also obtain its Prospectus, statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. The Stock Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

27 The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

28 Feeder Funds will disclose information about the Portfolio Instruments held by the Master Fund.

29 Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

I.           Sales and Marketing Materials; Prospectus Disclosure.

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively-managed exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

Feeder Funds would operate and be marketed as ETFs.  Their respective Master Funds would operate as mutual funds but would not be publicly offered or marketed (except potentially through other feeder funds).  Applicants do not believe that the master-feeder structure contemplated would be confusing to investors because any additional feeder fund of the Master Fund would be marketed separately.  Further, ETFs are no longer novel products.  As a result, Applicants believe, investors are aware of the differences between ETFs and mutual funds.  In addition, Applicants will take numerous steps to ensure that investors are not confused.  Specifically, the name of each Fund will clearly indicate that the Fund is an exchange traded fund by including the term “ETF” in the Fund’s name, and each Fund will have a prospectus that is separate and distinct from any other feeder fund.  Finally, as required by Condition A.2 below, no Fund will be marketed as a mutual fund.

J.	Third Party Broker Dealer Issues.

Because Creation Units will be offered continuously to the public and, as such, new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Brokers and other persons may be cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Of course, whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker or its client in the particular case, and brokers and their clients should understand that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

II.	Feeder Funds.

A.	In-Kind Transactions in a Master-Feeder Structure.

As discussed above, Applicants anticipate that Future Funds will operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E). Each Master Fund would operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules promulgated thereunder. However, Applicants request that the exemption from Section 22(e) requested herein apply to both Global Funds and, with respect to such Feeder Funds, their respective Master Funds. The shareholders of the Master Fund are currently anticipated to be exclusively other investment companies or other pooled investment vehicles that are advised by the Advisor, and the interests in the Master Fund will be sold to and redeemed by each of the Master Fund’s shareholders on the same terms and will carry the same rights.30  From the investor’s perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver a basket consisting of in-kind securities and/or cash to the Feeder Fund, and the Feeder Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities delivered in-kind to a Feeder Fund settle to its account, nor will a Feeder Fund invest in securities other than the securities of its corresponding Master Fund.

B.	No Senior Securities.

While shareholders of a Feeder Fund may have different rights of redemption versus shareholders of a traditional mutual fund feeder fund in accordance with the Feeder Relief, the relief will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather will permit, any feeder fund, including a Feeder Fund, to redeem in kind. Similarly, the Master Fund will not require, but rather will permit, all feeder funds, including a Feeder Fund, to purchase and redeem shares in large aggregations. Finally, the Master Fund would be permitted to delay redemptions in certain specified situations that relate to requested redemptions in-kind. This would apply to all shareholders of the Master Fund that request redemption in-kind.31 As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the Act.

30 While there is no present intent to do so, the Master Fund may offer shares of various classes in accordance with the terms of Rule 18f-3; however, in such case, the shareholders of each class would have the same rights with respect to their investment.

31 Other feeder funds may need to separately seek relief from Section 22(e) if they intend to permit their shareholders to do in-kind redemptions.

III.           Funds of Funds.

Applicants previously sought and obtained relief in the Prior Order from Sections 12(d)(1)(A) and (B) to permit Acquiring Funds to purchase shares of Applicants’ index-based ETFs (the “Index Funds”) in excess of the limits in Section 12(d)(1)(A).  The Prior Order also granted relief to permit the Index Funds and Brokers to sell the Index Funds’ shares in excess of the limits in Section 12(d)(1)(B).

A.	Amended 12(d)(1) Relief to Cover Funds.

The order requested here under Section 12(d)(1)(J) for Amended 12(d)(1) Relief would merely grant the Funds, which are actively managed (rather than index-based) ETFs, other funds advised by the Advisor and in the same group of investment companies as the Funds, and Brokers selling such funds’ shares relief from Section 12(d)(1) that is substantially the same as the 12(d)(1) Relief granted in the Prior Order.  Applicants seek the order to amend the Prior Order because the Prior Order may be interpreted only to exempt, from Section 12(d)(1)(A), acquisitions by Acquiring Funds of shares of the Index Funds and, from Section 12(d)(1)(B), sales by the Index Funds of their shares and sales by Brokers of the Index Funds’ shares.  Applicants believe that the requested order is necessary to eliminate any uncertainty about the ability of Acquiring Funds to acquire Shares in excess of the 12(d)(1)(A) limits and about the ability of the Funds and Brokers to sell Shares to Acquiring Funds in excess of the 12(d)(1)(B) limits.  Under the Amended 12(d)(1) Relief, both the Index Funds and the Funds would be permitted to sell their shares in excess of the limits in 12(d)(1)(B); Brokers would be permitted to sell such funds’ shares in excess of the limits in 12(d)(1)(B); and Acquiring Funds would be permitted to acquire such funds’ shares in excess of the limits in 12(d)(1)(A).

B.	Amended 12(d)(1) Relief for Master-Feeder Structure.

Applicants also seek an order under Section 12(d)(1)(J) to amend the 12(d)(1) Relief in the Prior Order to clarify how the conditions of such relief would apply to funds operating in a master-feeder structure.

Condition B.1 below would amend Condition 7 of the Prior Order only by clarifying that, with respect to Feeder Funds, neither the members of the Acquiring Fund’s Advisory Group nor the members of the Acquiring Fund’s Subadvisory Group, in either case individually or in the aggregate, will control the Feeder Fund or Master Fund.  Condition B.1 further clarifies that, if as a result of a decrease in the outstanding voting securities of a Feeder Fund, either group (each in the aggregate) becomes a holder of more than 25% of the outstanding voting securities of the Feeder Fund, it will mirror (or echo) vote its Shares.  The condition also clarifies that it does not apply to an Acquiring Fund’s Subadvisory Group with respect to a Feeder Fund or Master Fund for which the Acquiring Fund Subadviser, or a person in such entity’s control group, acts as the primary investment adviser.

Condition B.2 below would amend Condition 8 of the Prior Order only by clarifying that no Acquiring Fund or Acquiring Fund Affiliate may cause any existing or potential investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between the

Acquiring Fund and an Acquiring Fund Affiliate, on the one hand, and the Fund, including its Master Fund, or Fund Affiliate, on the other hand.

Condition B.3 below would amend Condition 9 of the Prior Order only by clarifying that the board of any Acquiring Management Company must adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without regard to any consideration received in connection with any services or transactions by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund, including any Master Fund, or Fund Affiliate.

Condition B.4 below would amend Condition 10 of the Prior Order only by clarifying that, once an investment by an Acquiring Fund in Shares exceeds the limits in Section 12(d)(1)(A)(i), the Board of the Fund, or if applicable the board of the Master Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund, or the Master Fund: (i) is fair and reasonable in relation to the services and benefits received by the Fund, or the Master Fund; (ii) is within the range of consideration that the Fund, or the Master Fund, would be required to pay another third-party for the same services or benefits; and (iii) does not involve overreaching.  The condition also clarifies that it does not apply with respect to any services or transactions between a Fund, or if applicable a Master Fund, and its investment advisers or a person in such advisers’ control groups.

Condition B.5 below would amend Condition 15 of the Prior Order only by clarifying that the advisory fee waiver described in the condition applies to any compensation – other than advisory fees – received, in connection with the investment by the Acquiring Fund in the Fund, by the Acquiring Fund Adviser, Trustee or Sponsor, or any affiliated person of such person, from the Fund, including in the case of a Feeder Fund its Master Fund, and including compensation paid by such Fund, including a Master Fund, pursuant to a plan adopted under Rule 12b-1 under the Act.  With respect to the subadvisory fee waiver described in the condition, Condition B.5 clarifies that the waiver applies to any compensation – other than advisory fees – received, in connection with the investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Subadviser, by the Acquiring Fund Subadviser or its affiliated person, from the Fund, or in the case of a Feeder Fund its Master Fund.

Condition B.6 below would amend Condition 11 of the Prior Order only by clarifying that no Acquiring Fund or Acquiring Fund Affiliate, except to the extent such affiliate is acting as an investment adviser to a Fund or Master Fund, will cause a Fund or Master Fund to purchase any security in an Affiliated Underwriting.

Condition B.7 below would amend Condition 12 of the Prior Order only by clarifying the application of the condition to Funds that are not Feeder Funds and Funds that are Feeder Funds.  With respect to Funds that are not Feeder Funds, the condition would clarify that the Board of the Fund must adopt procedures reasonably designed to monitor purchases of securities in an Affiliated Underwriting, once an investment by a Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act; and with respect to Funds that are Feeder Funds, the condition would clarify that the board of the Master Fund must adopt such procedures, once an investment by a Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act.  The condition would further clarify that, whichever board adopts such procedures must review purchases subject to them at least annually to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund and must consider certain facts in making this determination.  Finally, the condition would clarify that the same board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

Condition B.8 below would amend Condition 13 of the Prior Order only by clarifying that, to the extent that the board of a Master Fund is acting pursuant to condition B.7, the Master Fund (rather than a Fund, including a Feeder Fund) will fulfill the recordkeeping obligations described in the condition.

Condition B.9 below would not amend, but rather would merely repeat, Condition 14 of the Prior Order.

Condition B.10 below would amend Condition 18 of the Prior Order only by clarifying that the board of an Acquiring Management Company that invests in a Fund must find, when approving the advisory contract of the Acquiring Management Company, that the advisory services to be provided under such advisory contract are in addition to, rather than duplicative of, the services provided under the advisory contract of the Fund or, in the case of a Feeder Fund its Master Fund.

Condition B.11 below would not amend, but rather would merely repeat, Condition 16 of the Prior Order.

Condition B.12 below would amend Condition 17 of the Prior Order in two respects.  First, it would amend the condition to allow Feeder Funds to acquire securities of their respective Master Funds pursuant to Section 12(d)(1)(E) or the Feeder Relief requested in the order.  Second, it would allow Funds, including in the case of Feeder Funds their respective Master Funds, to acquire securities of other investment companies for short-term cash management purposes pursuant to Commission-issued exemptive relief.

IV.	Request for Exemptive Relief and Legal Analysis.

Applicants request a Commission order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.  Applicants also request an order under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.  Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

A.	Sections 2(a)(32) and 5(a)(1) of the Act.32

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based and actively managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV exists with actively managed ETFs, that is not the case here since each Fund’s portfolio holdings will be fully transparent. As noted above, each Fund intends to disclose daily on its website on each Business Day, before commencement of trading of Shares on the Stock Exchange, the identities and quantities of the Portfolio Instruments and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Instruments and other assets which form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of other index-based and actively managed ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is

32 The Master Funds will not require relief from Sections 2(a)(32) and 5(a)(1) because they will issue individually redeemable securities.

appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.	Section 22(d) of the Act and Rule 22c-1 under the Act.33

Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange34 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another broker in the sale of Shares.

33 The Master Funds will not require relief from Section 22(d) or Rule 22c-1 because their shares will not trade at negotiated prices in the secondary market.

34 Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low. Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.	Section 22(e) of the Act.

Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act for certain Global Funds, and their respective Master Funds, under the circumstances described below.35

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions of Creation Units of the Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds, or their respective Master Funds, invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to twelve (12) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Global Fund, or its Master Fund, customarily clear and settle, but in all cases no later than twelve (12) days following the tender of a Creation Unit. With respect to Future Funds that are Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described

35 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

herein. A redemption delivery may be delayed due to the proclamation of new or special holidays,36 the treatment by market participants of certain days as “informal holidays”37 (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays or changes in local securities delivery practices,38 could affect the information set forth herein at some time in the future.  The SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Global Fund.  Except as disclosed in the SAI for any Future Fund for analogous dates in subsequent years, deliveries of redemption proceeds for Global Funds are expected to be made within seven (7) days.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within a maximum of twelve (12) calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within twelve (12) calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a potentially higher redemption

36 Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. For example, the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special public holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

37 A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

38 Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Global Funds that do not effect creations or redemptions in-kind.

Applicants, if using a master-feeder structure, will operate in substantially the same manner. In the case of an in-kind redemption from a Global Fund, as discussed herein, it would make a corresponding redemption from the Master Fund. Applicants do not believe the master-feeder structure would have any impact on the delivery cycle. When a Feeder Fund is seeking a cash redemption, the proceeds to satisfy the redemption would likely be raised in a manner consistent with the Master Fund’s investment objective, e.g., by using cash on hand and/or selling securities. When the Advisor (or Subadvisor) determines it is necessary to sell securities, such sales would be conducted consistent with the Master Fund’s investment objective.

As a practical matter, any cash redemption could reduce the proportion of the most liquid assets held by the Master Fund, but no more so than any investment company — as shares are redeemed, there is potentially a reduction in the most liquid assets in a portfolio. Applicants do not believe that shareholders of Feeder Funds will be disadvantaged relative to shareholders of other feeder funds. In each case, redeeming shareholders, through their Authorized Participant, will receive Redemption Instruments equal in value to the next calculated NAV. Further, the list of Redemption Instruments that a redeemer will receive from a Fund will be published daily.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of twelve (12) days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application has been granted previously.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds and their respective Master Funds.

D.	Sections 17(a)(1) and 17(a)(2).

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to allow certain affiliated persons and Acquiring Funds to effectuate purchases and redemptions of Creation Units in-kind.  Applicants also seek an exemption from Sections 17(a)(1) and 17(a)(2) to permit Feeder Funds to engage in in-kind creations and redemptions with their respective Master Funds.

Unless the Commission, upon application pursuant to Section 17(b) of the Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.

Section 17(a)(2) of the Act makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal— knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Each Fund may be deemed to be controlled by an Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Advisor (an “Affiliated Fund”).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the Act as well. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

In-Kind Creations and Redemptions of Shares.  There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of the Fund or Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more of, or in excess of 25% of their outstanding shares, resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.

Absent the unusual circumstances discussed previously in the Application, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchases and redeemers, respectively, and will correspond pro rata to the Fund’s portfolio instruments, as described above. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner, regardless of the identity of the purchaser or redeemer.

Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the Fund’s policies and procedures.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

In-Kind Transactions between Feeder Funds and Master Funds.  In addition to the customary relief from Sections 17(a)(1) and 17(a)(2) described above (permitting in-kind creations and redemptions by investors who are affiliates of a Fund by virtue of holding more that 5% or 25% of the Shares), to the extent that a Fund operates in a master-feeder structure, Applicants also request relief to permit the Fund (i.e., a Feeder Fund) to engage in in-kind creations and redemptions with its Master Fund. The customary Section 17(a)(1) and 17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds and their respective Master Funds could also be deemed to be affiliated by virtue of having the same investment adviser. Nevertheless, Applicants believe that in-kind creations and redemptions between a Feeder Fund and its Master Fund would not involve “overreaching” of any registered fund by an affiliated person. Such transactions will occur only at the Feeder Fund’s proportionate share of the Master Fund’s net assets, and the securities transacted in kind will be valued in the same manner as they are valued for the purposes of calculating the Master Fund’s NAV.  Further, all such transactions will be effected with respect to pre-determined securities (i.e., the Deposit Instruments or the Redemption Instruments) and on the same terms with respect to all investors. Finally, such transactions would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor in the Feeder Fund.39

Amended 12(d)(1) Relief.  In light of the Amended 12(d)(1) Relief sought herein, Applicants seek an exemption from Section 17(a) to permit a Fund, to the extent that it is an affiliated person of an Acquiring Fund, to sell Shares to, and purchase Shares from, the Acquiring Fund in connection with in-kind Creation Unit transactions.  An Acquiring Fund relying on the Amended 12(d)(1) Relief could own 5% or more of the outstanding voting securities of a Fund.  In such cases, the Fund would be an affiliated person of the Acquiring Fund, and in-kind sales of its Shares to, and redemptions of its Shares with, the Acquiring Fund could be prohibited.  Applicants seek relief from Section 17(a)(1) and (2) to permit such Creation Unit transactions between a Fund that is an affiliated person of, or an affiliated person of an

39 As the Staff has recognized, there are benefits to redemptions in kind, and redemptions in kind involving affiliated persons can be effected fairly.  See Signature Financial Group, Inc. (pub. avail. Dec. 28, 1999) (“Signature”).

affiliated person of, an Acquiring Fund.  While Applicants expect that most Acquiring Funds will purchase and sell Shares in the secondary market (rather than transacting in Creation Units with the Funds), they are seeking relief for such Creation Unit transactions.  Any consideration paid by or to an Acquiring Fund for the purchase or redemption of Shares will be based on the NAV of the Fund in accordance with the policies and procedures in the Fund’s registration statement.  In addition, as discussed in the Prior Application, the Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of such Creation Units will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies in the Acquiring Fund’s registration statement.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

E.	Sections 12(d)(1)(A) and 12(d)(1)(B).

Applicants are requesting relief from the provisions of Section 12(d)(1)(A) and (B) for two distinct purposes. First, Applicants are seeking the Feeder Relief to permit Feeder Funds to engage in in-kind transactions with their respective Master Funds.  Second, Applicants are seeking the 12(d)(1) Relief to permit Acquiring Funds to invest in Funds, including with respect to any Feeder Fund its Master Fund, in excess of the limits of Section 12(d)(1)(A) and to permit Funds, including with respect to any Feeder Fund its Master Fund, and Brokers to sell Shares to Acquiring Funds in excess of the limits in Section 12(d)(1)(B).

First, Applicants are seeking relief from Sections 12(d)(1)(A) and (B) to the extent necessary to permit Feeder Funds to create and redeem shares of their respective Master Funds in kind in a master-feeder structure. This structure is substantially identical to traditional master-feeder structures permitted by Section 12(d)(1)(E). Section 12(d)(1)(E) provides that the percentage limitations of Sections 12(d)(1)(A) and (B) shall not apply to a security issued by an investment company (i.e., the shares of a Master Fund) if, among other things, that security is the only investment security held by a fund.  Applicants believe the proposed master-feeder structure may comply with Section 12(d)(1)(E) as each Feeder Fund will hold only securities issued by its corresponding Master Fund.40  A Feeder Fund may, however, receive securities other than securities of its corresponding Master Fund if it accepts in-kind creations and makes in-kind redemptions.41 Applicants do not believe that the securities involved in such in-kind transactions

40 See Signature (funds using a master-feeder structure sought no action relief from Section 17(a) to permit in-kind redemptions between the master and the feeder, but did not seek relief from Section 12(d)(1)).

41 Applicants believe that a Feeder Fund transacting with investors and its Master Fund only in cash would comply with Section 12(d)(1)(E).

are ever “held” by the Feeder Fund; rather, the Feeder Fund merely acts as a conduit through which securities are delivered to or from the Master Fund, and the securities received are never settled to the account (or books) of the Feeder Fund.  Nevertheless, there is potentially a hypothetical moment when accepting or distributing securities in kind that they may be deemed to be “held” by a Feeder Fund.  As a result, Applicants are requesting relief from Sections 12(d)(1)(A) and (B) to permit the Feeder Funds to hold such securities – in addition to shares of their respective Master Funds – during the course of an in-kind creation or redemption. The Feeder Funds would otherwise operate in compliance with Section 12(d)(1)(E) in its entirety.

Second, Applicants are seeking relief from Sections 12(d)(1)(A) and (B) to extend the 12(d)(1) Relief in the Prior Order to the Funds, any other series of the Trust and any other investment company or series thereof that is advised by the Advisor and in the same group of investment companies as the Funds.  As discussed above, the 12(d)(1) Relief in the Prior Order may be interpreted only to exempt transactions in the shares of the Index Funds from Sections 12(d)(1)(A) and (B).  To avoid any doubt about the ability of the Funds and Brokers to sell Shares to Acquiring Funds in excess of the 12(d)(1)(B) limits and the ability of Acquiring Funds to acquire Shares in excess of the 12(d)(1)(A) limits, Applicants seek the Amended 12(d)(1) Relief.

The Prior Application discusses Section 12(d)(1) at length.  The discussion of Section 12(d)(1) here is intended only to supplement the discussion in the Prior Application.42

Section 12(d)(l)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from knowingly selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.  Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(l) (then Section 12(c)(l)) in 1940 to prevent one investment company from buying control of another investment company and tightened its restrictions in the 1970s to address perceived abuses of fund holding companies.  These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.  In the Prior Application, Applicants proposed a number of conditions designed to address these potential concerns with the requested 12(d)(1) Relief. Applicants re-propose those same conditions here for the Amended 12(d)(1) Relief.  As described above, the only differences between the conditions in the Prior Application and the conditions as re

42 See iShares Trust, et al., File No. 812-13570 (filed Feb. 26, 2010) (amending applicants’ existing 12(d)(1) relief).

proposed in this Application allow for Funds that operate in a master-feeder structure.  For these reasons and the reasons stated in the Prior Application, Applicants believe that the exemption requested under Section 12(d)(1)(J) is consistent with the public interest and the protection of investors.

F.	Discussion of Precedent.

The ETF Relief is substantially the same as relief previously granted by the Commission.43

The Feeder Relief is substantially the same as relief previously granted by the Commission.44

The Amended 12(d)(1) Relief is substantially the same as relief previously granted by the Commission.45

V.	Conditions.

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.           ETF Relief.

1.           As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on a Stock Exchange.

2.           Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.           The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.           On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

43 See e.g., Eaton Vance Order and SSgA Order.

44 See e.g., SSgA Order.

45 See e.g., SSgA Order.

5.           The Advisor or any Subadvisor, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.           The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange traded funds.

B.           Amended 12(d)(1) Relief.

1.           The members of the Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. The members of the Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares. This condition does not apply to the Acquiring Fund’s Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Acquiring Fund Subadviser or a person controlling, controlled by or under common control with the Acquiring Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.           No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or a Acquiring Fund Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

3.           The board of directors or trustees of an Acquiring Management Company, including a majority of the directors or trustees that are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“independent directors or trustees”), will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund (or its respective Master Fund) or a Fund Affiliate in connection with any services or transactions.

4.           Once an investment by a Acquiring Fund in Shares exceeds the limit in Section l2(d)(1)(A)(i) of the Act, the Board of the Fund (or of its respective Master Fund), including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund (or its respective Master Fund) to the Acquiring Fund or a Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund (or its respective Master Fund); (ii) is within the range of consideration that the Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.           The Acquiring Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund (or its respective Master Fund) under Rule 12b-l under the Act) received from a Fund (or its respective Master Fund) by the Acquiring Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Subadviser. In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

6.           No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

7.           The Board of the Fund (or of its respective Master Fund), including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by a Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8.           Each Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.           Before investing in Shares in excess of the limit in Section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s), or their Trustees or Sponsors, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.           Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund (or its respective Master Fund) in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

11.           Any sales charges and/or service fees charged with respect to shares of a Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.           No Fund (or its respective Master Fund) will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that

(i) the Fund (or its respective Master Fund) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes, or (ii) the Fund acquires securities of the Master Fund pursuant to Section 12(d)(1)(E) or the Feeder Relief.

VI.	Procedural Matters.

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006

Applicants file this Application in accordance with Rule 0-2 under the Act, and state that their address is printed on the Application’s facing page, and that they request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page.

Applicants have attached the required verifications.  Joseph Barrato is authorized to sign and file this Application on behalf of Arrow Investment Advisers, LLC pursuant to the general authority vested in him as its President.  Joseph Barrato is also authorized to sign and file this Application on behalf of the Trust pursuant to the attached resolution adopted by the sole initial Trustee of the Trust on August 3, 2011.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

Dated: August 3, 2011

Arrow Investment Advisers, LLC

By:	/s/ Joseph Barrato
Name:	Joseph Barrato
Title:	President

Arrow Investments Trust

By:	/s/ Joseph Barrato
Name:	Joseph Barrato
Title:	Trustee

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Arrow Investment Advisers, LLC; that he is President of such company; and that all actions taken by the members and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joseph Barrato
Name:	Joseph Barrato
Title:	President

Dated:	August 3, 2011

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Arrow Investments Trust; that he is the initial Trustee of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joseph Barrato
Name:	Joseph Barrato
Title:	Trustee

Dated:	August 3, 2011

Resolutions

RESOLVED, that the Trust be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED, that the Trust ratify any and all actions previously taken in connection with the preparation and filing with the U.S. Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED, that the Trust be, and it hereby is, authorized to take any and all other actions as are reasonable and necessary to obtain the Order.